UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2021

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date August 31, 2021	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONNECTED TRANSACTION

ASSETS TRANSFER

ASSETS TRANSFER

On 23 June 2021, the 12th ordinary meeting of the ninth session of the Board of the Company considered and approved the resolution regarding the connected transaction in relation to the assets transfer of catering trolleys and aircraft on-board supplies of the Company. The Board agreed to transfer the assets of catering trolleys and aircraft on-board supplies suitable for transfer (the “Target Assets”) owned by the Company and its subsidiaries, namely Shanghai Airlines, Eastern Air Yunnan, Eastern Air Jiangsu and Eastern Air Wuhan (collectively as the “4 Subsidiaries”) to Eastern Air Catering (the “Connected Transaction”).

On 30 August 2021, Eastern Air Catering entered into Assets Transfer Agreements with the Company and its 4 Subsidiaries, respectively.

IMPLICATIONS UNDER THE HONG KONG LISTING RULES

As at the date of this announcement, Shanghai Airlines is a wholly-owned subsidiary of the Company, Eastern Air Yunnan, Eastern Air Jiangsu and Eastern Air Wuhan are the non-wholly owned subsidiaries of the Company, being directly held as to 65%, 62.56% and 60% equity interests by the Company. Eastern Air Catering is a non-wholly owned subsidiary of CEA Holding (the controlling Shareholder of the Company), being directly held as to 55% equity interests by CEA Holding. Therefore, Shanghai Airlines, Eastern Air Yunnan, Eastern Air Jiangsu, Eastern Air Wuhan and Eastern Air Catering are connected persons of the Company within the meanings of the Hong Kong Listing Rules. The transactions contemplated under the Assets Transfer Agreements constitute connected transactions under Chapter 14A of the Hong Kong Listing Rules.

Pursuant to Rule 14A.81 of the Hong Kong Listing Rules, a series of connected transactions will be aggregated and treated as if they were one transaction if they were all entered into or completed within a 12-month period or are otherwise related. In the Connected Transaction, Eastern Air Catering is the transferee for all Assets Transfer Agreements entered into by the Company and its 4 Subsidiaries respectively, and transactions under each of the Assets Transfer Agreements are of the same nature, therefore they shall be aggregated. As the highest applicable percentage ratio of the aggregated amounts of the Assets Transfer Agreements exceeds 0.1% but is less than 5%, the Connected Transaction is subject to the reporting, announcement and annual review requirements but is exempt from the Independent Shareholders’ approval requirement under the Hong Kong Listing Rules.

A.	BACKGROUND

On 23 June 2021, the 12th ordinary meeting of the ninth session of the Board of the Company considered and approved the resolution regarding the connected transaction in relation to the assets transfer of catering trolleys and aircraft on-board supplies of the Company. The Board agreed to transfer the Target Assets owned by the Company and its 4 Subsidiaries to Eastern Air Catering.

On 30 August 2021, Eastern Air Catering entered into Assets Transfer Agreements with the Company and its 4 Subsidiaries, respectively.

B.	ASSETS TRANSFER AGREEMENTS

The principal terms of the Assets Transfer Agreements are set out as follows:

Subject of Agreements:	The transferors of the Target Assets under the Connected Transaction are the Company and its 4 Subsidiaries, and the transferee is Eastern Air Catering.

Transaction price:	The aggregated amount of the transaction price of the Connected Transaction is RMB123,412,000 (tax exclusive).

Method of payment and term:	Eastern Air Catering shall make, on a monthly basis, the payments for the Target Assets to the Company or the payee(s) designated by its related subsidiaries in 12 equal instalments within one year from the effective date of the Assets Transfer Agreements.

Arrangement of timing for delivery and transfer:	Upon the signing and taking effect of the Assets Transfer Agreements, the completion date of the Connected Transaction shall be 1 January 2021. From the completion date, the ownerships and rights of use of the Target Assets shall be transferred from the Company and its 4 Subsidiaries to Eastern Air Catering.

Taking effect of agreements:	Assets Transfer Agreements shall take effect upon affixing of signatures and official seals or seals for contracts by the legal representatives of the parties or their authorised representatives.

Liabilities of default:	The defaulting party shall indemnify the non-defaulting party in full if either party of the Assets Transfer Agreements suffers any loss or damage due to the breach by the other party on any representations, warranties or undertakings under the Assets Transfer Agreements.

For failure to make the payments as agreed and scheduled in the Assets Transfer Agreements, Eastern Air Catering shall pay the liquidated damage to the Company and its 4 Subsidiaries.

C.	INFORMATION ABOUT THE TARGET ASSETS

(1)	Basic profile of the Target Assets

The Target Assets of the Connected Transaction are the catering trolleys and aircraft on- board supplies suitable for transfer owned by the Company and its 4 Subsidiaries. The category of transaction is disposal of assets.

The Target Assets have definite ownerships, free of mortgage, pledges and any other limitations on transfers, and have no connections with any proceedings, arbitrations and legal measures such as freezing and seizure of assets, or any other circumstances preventing the transfers of ownerships.

(2)	General principles and methods for determination of the transaction price of the Connected Transaction

Upon the negotiation by the parties, it is agreed that the transaction price shall be comprised of the following two parts:

(i)	the appraisal value of the Target Assets as at 31 August 2020, being the base date; and

(ii)	the difference in inventory value of the Target Assets from 31 August 2020 to 31 December 2020.

The Company has engaged Beijing Pan-China Assets Appraisal Co., Ltd. (the “Appraisal Agency”) to conduct appraisal on the Target Assets in the Connected Transaction. The Appraisal Agency possesses the qualifications for appraisal on businesses related to securities and futures jointly granted by the Ministry of Finance of the PRC and the China Securities Regulatory Commission. According to the Appraisal Report on the Proposed Disposal of Assets in the Inventory Items of the Aircraft Catering Trolleys and Aircraft On- board Supplies issued by the Appraisal Agency (“Assets Appraisal Report”) (Tian Xing Ping Bao Zi (2020) No. 2076), the book value of the Target Assets owned by the Company and its 4 Subsidiaries is RMB28,095,200, and the appraisal value is RMB87,738,400 (tax exclusive), using 31 August 2020 as appraisal base date and replacement cost approach and market approach for appraisal, among which, the appraisal value of assets not suitable for transfer is RMB584,600 (tax exclusive) and the appraisal value of assets suitable for transfer is RMB87,153,800 (tax exclusive).

The appraisal value of the Target Assets is significantly higher than its book value, mainly because the book value refers to the value of catering trolleys and aircraft on-board supplies which have not been put into production and operation. The value of catering trolleys and aircraft on-board supplies which have been put into production and operation are not included in the book value, and the stock is relatively large; the appraisal value includes the appraisal value of all catering trolleys and aircraft on-board supplies. Therefore, the appraisal value of the Target Assets is significantly higher than its book value.

The acquisition cost of the Target Assets from 31 August 2020 to 31 December 2020 is RMB124,386,500 (tax exclusive), which does not include the consumption quantity and scrapping during such period. The aggregated amount of the difference in inventory value of the Target Assets from 31 August 2020 to 31 December 2020 is RMB36,257,800 (tax exclusive). The difference in inventory value is calculated as follows: purchase quantity after 31 August 2020 × purchase unit price minus consumption quantity after 31 August 2020 (including scrapping) × appraised unit price.

In summary, the consideration of the transfer of the Target Assets from the Company to Eastern Air Catering amounts to RMB123,412,000 (tax exclusive) in aggregate.

Upon reviewing the Assets Appraisal Report, the Board (including the independent non- executive Directors) of the Company is of the view that the conclusions made by the Appraisal Agency on the Target Assets using replacement cost approach and market approach are fair and reasonable.

D.	FINANCIAL IMPACT AND USE OF PROCEEDS

Following the transfer of the Target Assets, the Company expects to recognize a gain of approximately RMB81,524,000 (tax exclusive), as the result of the transfer of the Target Assets calculated basing on the transfer price of RMB123,412,000 (tax exclusive) minus the book value of RMB41,888,000 of the Target Assets as at 31 December 2020. The above financial impact is for illustrative purpose only and the actual gain to be recognized in the Company’s consolidated financial statements is subject to, among others, the actual costs and expenses in relation to the transfer of the Target Assets, the net book value of the Target Assets on the completion date and the review by the Company’s auditors when publishing the Group’s consolidated financial statements.

The Company intends to use the proceeds from transfer of Target Assets for its daily operation.

E.	REASONS FOR AND BENEFITS OF ASSETS TRANSFER

The transfer of Target Assets from the Company to Eastern Air Catering facilitates the further clarification of the management responsibilities of the customer committee of the Company and Eastern Air Catering, simplification of the management procedures, optimization of the management mode and enhancement of management and operating efficiency of the Company’s catering trolleys and aircraft on-board supplies. Eastern Air Catering, as a company which has been engaged in aviation catering and related business for a long term, is currently one of the largest companies specialized in aviation catering in the PRC. Eastern Air Catering implements scientific and refined management on the entire supply chain on the procurement, storage, allocation, preparation and recycling of catering trolleys and aircraft on-board supplies with centralised ownership of supplies, thereby strengthening the cost and quality control of catering trolleys and aircraft on-board supplies. The Connected Transaction also helps to lower the capital cost of inventory of supplies and reduce the recycling fee of unused aircraft on-board supplies.

Based on the above, the Directors (including the independent non-executive Directors) are of the view that the Connected Transaction is entered into upon arm’s length negotiations between the parties, are on normal commercial terms or better, are entered into in the ordinary course of business of the Company, are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

F.	IMPLICATIONS UNDER THE HONG KONG LISTING RULES

As at the date of this announcement, Shanghai Airlines is the wholly-owned subsidiary of the Company, Eastern Air Yunnan, Eastern Air Jiangsu and Eastern Air Wuhan are the non-wholly owned subsidiaries of the Company, being directly held as to 65%, 62.56% and 60% equity interests by the Company. Eastern Air Catering is the non-wholly owned subsidiary of CEA Holding (the controlling Shareholder of the Company), being directly held as to 55% equity interests by CEA Holding. Therefore, Shanghai Airlines, Eastern Air Yunnan, Eastern Air Jiangsu, Eastern Air Wuhan and Eastern Air Catering are connected persons of the Company within the meanings of the Hong Kong Listing Rules. The transactions contemplated under the Assets Transfer Agreements constitute connected transactions under Chapter 14A of the Hong Kong Listing Rules.

Pursuant to Rule 14A.81 of the Hong Kong Listing Rules, a series of connected transactions will be aggregated and treated as if they were one transaction if they were all entered into or completed within a 12-month period or are otherwise related. In the Connected Transaction, Eastern Air Catering is the transferee for all Assets Transfer Agreements entered into with the Company and its 4 Subsidiaries respectively, and transactions under each of the Assets Transfer Agreements are of the same nature, therefore they shall be aggregated. As the highest applicable percentage ratio of the aggregated amounts of the Assets Transfer Agreements exceeds 0.1% but is less than 5%, the Connected Transaction is subject to the reporting, announcement and annual review requirements but is exempt from the Independent Shareholders’ approval requirement under the Hong Kong Listing Rules.

Certain Directors (namely Mr. Liu Shaoyong, Mr. Li Yangmin, Mr. Tang Bing, Mr. Lin Wanli, Mr. Jiang Jiang) are the Directors of CEA Holding, which has material interests in the Connected Transaction. Therefore, they have abstained from voting at the Board meeting convened for considering and approving the Connected Transaction. Save for those disclosed above, no Director has any major interests in the Connected Transaction.

G.	GENERAL INFORMATION

Information in relation to the Group

The Group is principally engaged in the operation of civil aviation passenger transport and related businesses.

Information in relation to CEA Holding

CEA Holding is principally engaged in the operation of all the state-owned assets and equity interests, invested and formed by the state in CEA Holding and its invested entities.

As at the date of this announcement, the controlling shareholder and the actual controller of CEA Holding is SASAC, and CEA Holding is owned by the following parties:

(i)	as to 68.42% by SASAC;

(ii)

as to 11.21% by China Life Investment Insurance Asset Management Company Limited (國壽投資保險資產管理有限公司), which is directly wholly-owned by China Life Insurance (Group) Company (中國人壽保險(集團)公司) and is ultimately wholly-owned by the State Council of the PRC;

(iii)	as to 10.19% by Shanghai Jiushi (Group) Co., Ltd. (上海久事(集團)有限公司), which is directly wholly-owned by SASAC of Shanghai Municipal Government;

(iv)

as to 5.09% by China Reform Asset Management Co., Ltd. (中國國新資產管理有限公司), which is directly wholly-owned by China Reform Holdings Corporation Ltd. (中國國新控股有限責任公司) and is ultimately wholly-owned by the State Council of the PRC; and

(v)	as to 5.09% by China Tourism Group Co., Ltd. (中國旅遊集團有限公司), which is directly wholly-owned by SASAC.

Information in relation to Shanghai Airlines

Shanghai Airlines is principally engaged in domestic (including Hong Kong, Macau and Taiwan) and international air passenger and cargo transportation business, etc.

As at the date of this announcement, Shanghai Airlines is a wholly-owned subsidiary of the Company.

Information in relation to Eastern Air Yunnan

Eastern Air Yunnan is principally engaged in domestic (including Hong Kong, Macau and Taiwan) and international air passenger and cargo transportation business, etc.

As at the date of this announcement, Eastern Air Yunnan is a non-wholly owned subsidiary of the Company, with 65% equity interests and 35% equity interests held by the Company and the State-owned Assets Supervision and Administration Commission of the People’s Government of Yunnan Province, respectively.

Information in relation to Eastern Air Jiangsu

Eastern Air Jiangsu is principally engaged in domestic (including Hong Kong, Macau and Taiwan) and international air passenger and cargo transportation business, etc.

As at the date of this announcement, Eastern Air Jiangsu is a non-wholly owned subsidiary of the Company, with 62.56% equity interests held by the Company, 23.89% equity interests held by Jiangsu Guoxin Investment Group Limited (which is directly wholly-owned by the People’s Government of Jiangsu Province), 7.55% equity interests held by Jiangsu Communications Holding Co. Ltd. (which is directly wholly-owned by the People’s Government of Jiangsu Province) and 6% equity interests held by Nanjing Zijin Asset Management Co., Ltd. (which is directly wholly-owned by Nanjing Zijin Investment Group Co., Ltd., with 90% equity interests and 10% equity interests ultimately held by the State-owned Assets Supervision and Administration Commission of Nanjing and the Department of Finance of Jiangsu Province, respectively).

Information in relation to Eastern Air Wuhan

Eastern Air Wuhan is principally engaged in domestic (including Hong Kong, Macau and Taiwan) and international air passenger and cargo transportation business, etc.

As at the date of this announcement, Eastern Air Wuhan is a non-wholly owned subsidiary of the Company, with 60% equity interests held by the Company, 22.86% equity interests held by Wuhan Financial Holdings (Group) Limited (which is directly wholly-owned by the State- owned Assets Supervision and Administration Commission of Wuhan Municipal People’s Government) and 17.14% equity interests held by Wuhan Gaoke State-owned Holding Co., Ltd. (which is directly wholly-owned by the Management Committee of Wuhan East Lake High-tech Development Zone).

Information in relation to Eastern Air Catering

Eastern Air Catering is a subsidiary of CEA Holding. Eastern Air Catering and its subsidiaries are mainly engaged in the business of providing catering and related services to airline companies, and have established operation centres at various airports in Shanghai, Beijing, Yunnan, Jiangsu, etc.

As at the date of this announcement, Eastern Air Catering is owned as to 55% and 45% by CEA Holding and the Company, respectively.

H.	DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“4 Subsidiaries”	means Shanghai Airlines, Eastern Air Yunnan, Eastern Air Jiangsu, Eastern Air Wuhan

“Appraisal Agency”	means Pan-China Assets Appraisal Co., Ltd.

“Assets Appraisal Report”	means the Appraisal Report on the Proposed Disposal of Assets in the Inventory Items of the Aircraft Catering Trolleys and Aircraft On-board Supplies (Tian Xing Ping Bao Zi (2020) No. 2076) issued by the Appraisal Agency

“Assets Transfer Agreements”	means the 5 Assets Transfer Agreements entered into by the Company and its 4 Subsidiaries with Eastern Air Catering dated 30 August 2021, pursuant to which the Company and its 4 Subsidiaries will transfer the Target Assets to Eastern Air Catering

“associate(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“Board”	means the board of Directors of the Company

“CEA Holding”	means 中國東方航空集團有限公司 (China Eastern Air Holding Company Limited), the controlling Shareholder of the Company

“Company”	means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively

“connected person”	has the meaning ascribed to it under the Hong Kong Listing Rules

“Connected Transaction”	means the transfer of the Target Assets from the Company and its 4 Subsidiaries to Eastern Air Catering

“Directors”	means the directors of the Company

“Eastern Air Catering”	means China Eastern Air Catering Investment Co., Ltd., which is directly interested as to 55% by CEA Holding and an associate of CEA Holding

“Eastern Air Jiangsu”	means 中國東方航空江蘇有限公司 (China Eastern Airlines Jiangsu Co., Limited), a non-wholly owned subsidiary of the Company

“Eastern Air Wuhan”	means 中國東方航空武漢有限責任公司 (China Eastern Airlines Wuhan Limited), a non-wholly owned subsidiary of the Company

“Eastern Air Yunnan”	means 東方航空雲南有限公司 (China Eastern Airlines Yunnan Co., Limited), a non-wholly owned subsidiary of the Company

“Group”	means the Company and its subsidiaries

“Hong Kong”	means Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	means the Rules Governing the Listing of Securities on the Stock Exchange

“Independent Shareholders”	means Shareholders, excluding CEA Holding and its associates

“Macau”	means Macau Special Administrative Region of the PRC

“PRC”	means the People’s Republic of China

“RMB”	means Renminbi, the lawful currency of the PRC

“SASAC”	means State-owned Assets Supervision and Administration Commission

“SFO”	means the Securities and Futures Ordinance (cap. 571 of the Laws of Hong Kong)

“Shanghai Airlines”	means 上海航空有限公司 (Shanghai Airlines Co., Limited), a wholly-owned subsidiary of the Company

“Shareholder(s)”	means the shareholder(s) of the Company

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited

“Target Assets”	means the catering trolleys and aircraft on-board supplies assets suitable for transfer owned by the Company and its 4 Subsidiaries

“%”	means per cent

By order of the Board CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian Company Secretary Shanghai, the People’s Republic of China 30 August 2021

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman, President), Tang Bing (Director), Lin Wanli (Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director), Sun Zheng (Independent non-executive Director), Lu Xiongwen (Independent non-executive Director) and Jiang Jiang (Employee Representative Director).